K9
3/29

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
DIVISION OF MARKET REGULATION

06006633

UNITI
SECURITIES AND EX[illegible]
Washington, D.C. 20549

AB 3/27/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SASO, Richard Anthony

NAME OF BROKER-DEALER: Saso, Richard Anthony dba RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 CROW CANYON PLACE, SUITE 200
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOLLEFSON & CLANCEY CPA's
(Name – *if individual, state last, first, middle name*)

151 CALLAN AVE. STE. 310 (Address) SAN LEANDRO (City) CA (State) 94577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD A. SASO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARD A. SASO, AND ASSOCIATES INVESTMENT SECURITIES, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRINCIPAL / SOLE OWNER

Title

Notary Public

CHRISTOPHER JOSEPH MC NEIL
Commission # 1496666
Notary Public - California
Contra Costa County
My Comm. Expires Jun 26, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition (CASH FLOW)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Contra Costa

On Feb. 24, 2006 before me, Christopher Joseph L McNeil,
(here insert name and title of the officer)

personally appeared

Anthony R. Saso
(Richard),

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature [signature]

CHRISTOPHER JOSEPH MC NEIL
Commission # 1496666
Notary Public - California
Contra Costa County
My Comm. Expires Jun 26, 2008

(Seal)

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

TOLLEFSON & CLANCEY
CERTIFIED PUBLIC ACCOUNTANTS

TOLLEFSON • CLANCEY
CERTIFIED PUBLIC ACCOUNTANTS

To Mr. Richard A. Saso, dba
RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES

We have audited the accompanying balance sheet of **RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES** (a sole proprietorship) as of December 31, 2005, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Statements 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tollefson & Clancey

TOLLEFSON & CLANCEY
Certified Public Accountants
January 31, 2006

Susan K. Tollefson, C.P.A. • John T. Clancey, C.P.A.
151 Callan Ave., Suite 310, San Leandro, Ca. 94577 • (510) 483-0145 • FAX (510) 483-0188

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS			
Cash: Bank of Walnut Creek	$ 11,327		
Larkin Misc. Account	1,107		
NASD CRD Account	307	$ 12,741	
Commissions Receivable		-0-	
Prepaid Expenses		1,740	
TOTAL CURRENT ASSETS			**14,481**
FIXED ASSETS			
Office Equipment & Furniture		11,569	
Less: Accumulated Depreciation		(7,930)	3,639
TOTAL ASSETS			**$ 18,120**

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES		
Accounts Payable – Trade	-0-	
Commissions Payable	-0-	
TOTAL LIABILITIES		**-0-**
PROPRIETOR'S CAPITAL		
Beginning Proprietor's Capital	15,351	
Net Income for Year	63,089	
Personal Withdrawals – Cash	(60,320)	
ENDING PROPRIETOR'S CAPITAL		**18,120**
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL		**$ 18,120**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENT

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2005

REVENUE		
Security Commissions	$ -0-	
Investment Company Commissions	71,255	
Index Annuity Commissions	4,485	
Term Life Insurance Commissions	2,662	
Interest Income	14	
GROSS REVENUE		**$ 78,416**
EXPENSES		
Clearing Costs		-0-
Regulatory Fees		5,782
OTHER EXPENSES		
Auto Expenses		45
Commissions Paid to Reps		1,654
Communications		45
Delivery & Postage		70
Dues & Subscriptions		1,579
Equipment rental		1,035
Insurance & Bonding		1,106
Meals & Entertainment		392
Offices Supplies & Expenses		115
Rent		2,400
Telephone		1,104
TOTAL EXPENSES		**15,327**
NET INCOME FOR YEAR		**$ 63,089**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENT

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2005 THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 63,089
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS		
INCREASE (DECREASE) IN:		
Prepaid Expenses	813	
Accounts Payable – Trade	(154)	659
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		**63,748**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proprietor Personal Withdrawals	(60,320)	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		**(60,320)**
CASH FLOWS FROM FINANCING ACTIVITIES		
NONE		
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES	**None**	
NET INCREASE IN CASH		**3,428**
CASH AT BEGINNING OF YEAR		**9,313**
CASH AT END OF YEAR		**$ 12,741**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
NOTES TO ACCOMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND ORGANIZATION

THE REGISTRATION OF RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES, A SOLE PROPRIETORSHIP, WAS EFFECTIVE FEBRUARY 9, 1988. THE COMPANY IS A BROKER-DEALER ENGAGED IN THE SALE OF INVESTMENT-COMPANY PRODUCTS, TERM LIFE INSURANCE & VARIABLE ANNUITY INSURANCE PRODUCTS. THE COMPANY NO LONGER DEALS IN INDIVIDUAL SECURITIES. THE COMPANY FORMERLY CLEARED SECURITIES TRANSACTIONS FOR ITS CUSTOMERS ON A "FULLY-DISCLOSED INTRODUCING BASIS" THROUGH THE CLEARING FIRM EMMETT A. LARKIN CO., INC. LOCATED IN SAN FRANCISCO, CALIFORNIA.

BASIS OF ACCOUNTING

THE COMPANY'S POLICY IS TO PREPARE ITS FINANCIAL STATEMENTS ON THE ACCRUAL BASIS OF ACCOUNTING. THE COMPANY'S FISCAL YEAR PERIOD IS FROM JANUARY 1 THROUGH DECEMBER 31.

INCOME – INCOME AND COMMISSIONS RECEIVABLE ARE RECORDED AT THE TIME THE SUBSCRIPTION AGREEMENT IS RECEIVED OR AT THE SETTLEMENT DATE, WHICHEVER IS APPLICABLE. TOTAL FUNDS ARE REMITTED TO THE PRODUCT SPONSOR OR THE CLEARING AGENT WHO REMITS COMMISSION INCOME ON THE CLOSING OF THE ACTIVITY. AFTER RECEIVING THE INCOME, THE COMPANY REMITS TO THE REPRESENTATIVES THEIR PRO-RATA SHARE OF THE COMMISSION. AS OF DECEMBER 31, 2005, THE COMPANY HAS ONE REGISTERED PRINCIPAL AND 3 REGISTERED REPRESENTATIVES (INCLUDING THE SOLE OWNER OF THE FIRM). THE COMPANY HAS NO BRANCH OFFICES NOR DOES IT HAVE ANY OSJ'S

EXPENSES – THE OFFICES OF THE COMPANY ARE SHARED WITH AN ENTITY FULLY OWNED BY THE PROPRIETOR OF RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES. THE ENTITIES MEET PERIODICALLY TO ALLOCATE COMMON EXPENSES. SUCH ALLOCATIONS ARE AT THE PARTIES' DISCRETION AND, BY WRITTEN AGREEMENT, NOT SUBJECT TO CHALLENGE.

DEPRECIATION

DEPRECIATION OF FIXED ASSETS WAS COMPUTED BY THE MACRS OR DECLINING-BALANCE METHODS OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS. PRESENTLY, THE COMPANY'S ASSETS ARE FULLY DEPRECIATED OVER USEFUL LIVES OF 5 YEARS.

INCOME TAXES

NET EARNINGS OR LOSSES ARE REPORTABLE BY RICHARD A. SASO ON HIS INDIVIDUAL INCOME TAX RETURN. ACCORDINGLY, NO PROVISION FOR INCOME TAXES HAS BEEN RECORDED ON THESE FINANCIAL STATEMENTS. ESTIMATED INCOME TAX PAYMENTS ARE INCLUDED IN THE PERSONAL WITHDRAWALS OF THE PROPRIETOR'S CAPITAL SECTION OF THE BALANCE SHEET.

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

STATEMENT 1 – RESERVE REQUIREMENTS

THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C-3-3 HAS NOT BEEN PREPARED. THE FIRM HAS MET THE EXEMPTION UNDER REGULATION 240.15C3-3(K)(2)(ii).

STATEMENT 2 – POSSESSION AND CONTROL REQUIREMENTS

A SUPPLEMENTAL REPORT PURSUANT TO POSSESSION AND CONTROL REQUIREMENTS OF REGULATION 240.17a-5(d)(3) HAS NOT BEEN PREPARED. THE EXEMPTION PROVISIONS OF REGULATION 240.15(3)-3(k) HAVE BEEN MET BY THE FIRM.

STATEMENT 3 – SIPC SUPPLEMENTAL REPORT

A SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5(e)(4) IS NOT INCLUDED WITH THIS AUDIT REPORT BECAUSE THE FIRM, RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES, DID NOT HAVE GROSS REVENUES GREATER THAN $500,000 INCLUDING THOSE EXEMPT FROM SIPC ASSESSMENTS.

STATEMENT 4 – COMPUTATION OF NET CAPITAL

NET CAPITAL	
Ownership Equity, December 31, 2005	$ 18,120
Less: Commissions Receivable Over 30 Days	-0-
Prepaid Expenses	(1,740)
Book Value of Fixed Assets	(3,639)
NET CAPITAL	**12,741**
REQUIRED MINIMUM NET CAPITAL	**5,000**
Total Aggregate Indebtedness	
% Aggregate Indebtedness to Net Capital	-0-
Test #1: 6-2/3%	-0-
Test #2: 2%(Rule 15c-3-3)	-0-
Greater of $5,000, Test #1 or Test #2	5,000
EXCESS NET CAPITAL OVER REQUIRED CAPITAL	**$ 7,741**

STATEMENT 5 – NET CAPITAL RECONCILIATION

REGULATIONS 240.17a-(5)(d)(4) of rule 17A-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 REQUIRE A RECONCILIATION OF THE COMPANY'S DECEMBER 31, 2005 NET CAPITAL FILING WITH THAT OF THE AUDITED FINANCIAL STATEMENTS. THE RECONCILIATION IS AS FOLLOWS:

AS FILED	$ 7,741
AUDIT ADJUSTMENTS	-0-
NET CAPITAL PER AUDIT REPORT	**$ 7,741**

RICHARD A. SASO & ASSOCIATES – INVESTMENT SECURITIES
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005 AUDIT REPORT

ON JANUARY 1, 1998, THE SOLE PROPRIETOR OF THE FIRM WAS APPROVED BY THE STATE OF CALIFORNIA AS A REGISTERED INVESTMENT ADVISOR. ON THAT DATE A SEPARATE INVESTMENT ADVISORY FIRM, ALSO A SOLE PROPRIETORSHIP, WAS FORMED UNDER THE REGISTERED NAME "RICHARD A SASO DBA SASO & BRONZINI – REGISTERED INVESTMENT ADVISORY SERVICES". ON MARCH 15, 2004, THE FIRM CHANGED ITS NAME TO "RICHARD A SASO INVESTMENT ADVISORY SERVICES". THE FIRM NOW MANAGES OVER MORE THAN $36 MILLION IN ASSETS. THE ADVISORY FIRM IS REGISTERED THROUGH THE S.E.C. ALL REQUIRED DISCLOSURES ARE ON THE ADVISORY FIRMS'S FORM ADV, PART II.

THE ADVISORY FIRM INCREASED ITS "FEE-ONLY" BUSINESS IN 2005. ALTHOUGH THIS BROKER-DEALER FIRM WILL MAINTAIN ITS STANDING AS A NASD REGISTERED BROKER-DEALER, IT EXPECTS TO FOCUS ON COMMISSION-BASED MUTUAL FUND SALES IN THE FUTURE AND WITHDRAW FROM ITS COMMISSION-BASED SECURITY BUSINESS THROUGH ITS CLEARING FIRM, EMMETT A. LARKIN CO., INC.

* * * * *

TOLLEFSON • CLANCEY
CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2006

Richard A. Saso – President
Richard A. Saso & Associates Investment Securities
3130 Crow Canyon Place, Suite 200
San Ramon, CA 94583

We have audited the financial statements of Richard A. Saso & Associates Investment Securities as of December 31, 2005 and have issued our report thereon dated January 31, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(1 l). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule. The Company does not handle securities; accordingly it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicality of corrective action by management within the framework of a cost-benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our examination of the financial statements was made in accordance with generally accepted auditing standards, including the study and evaluation of the company's system of internal accounting control for the period ended December 31, 2005 that was made for the purposes set forth in the first paragraph if this report, would not necessarily disclose all weakness in the system because it was based on selective tests of accounting records and related data. However other than being a small enterprise which, by its nature, does not have the employees for proper separation of accounting duties, such study and evaluation disclosed no condition that I believe to be a material weakness.

Sincerely

Tollefson & Clancey

TOLLEFSON & CLANCEY
Certified Public Accountants

Susan K. Tollefson, C.P.A. • John T. Clancey, C.P.A.
151 Callan Ave., Suite 310, San Leandro, Ca. 94577 • (510) 483-0145 • FAX (510) 483-0188